Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988)

DATE OF BOARD MEETING

Our board of directors will hold a board meeting on Wednesday, February 12, 2020 for the purposes of, among other matters, approving our unaudited quarterly results and announcement for the three months ended December 31, 2019.

By order of the Board
Alibaba Group Holding Limited
Timothy A. STEINERT
Secretary

Hong Kong, January 23, 2020

As at the date of this announcement, our board of directors comprises Mr. Daniel Yong ZHANG as the chairman, Mr. Jack Yun MA, Mr. Joseph C. TSAI, Mr. J. Michael EVANS, Mr. Eric Xiandong JING and Mr. Masayoshi SON as the directors, and Mr. Chee Hwa TUNG, Mr. Walter Teh Ming KWAUK, Mr. Jerry YANG, Mr. E. Börje EKHOLM and Ms. Wan Ling MARTELLO as the independent directors.